SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

TLC Vision Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872549100
(CUSIP Number)

Edward E. Steiner, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872549100		Page 2 of 5 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) S. N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,323,058
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,323,058
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – See Item 5 1,323,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D is filed to report changes in the beneficial ownership as set forth below.  As described in Item 5(e) below, in connection with the Dutch auction tender offer (the “Dutch Auction”) conducted by the Issuer (as defined below), Dr. Stephen N. Joffe disposed of 3,529,264 Shares (as defined below).  Thus, Dr. Joffe ceased to be the beneficial owner of more than 5% of the Shares.  Accordingly, this is Dr. Joffe’s final amendment to Schedule 13D and is an exit filing.

The original Schedule 13D filing included The Joffe Foundation as a reporting person.  The Joffe Foundation disposed of all Shares it owned more than sixty (60) days prior to the date of this Amendment No. 1.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates consists of the shares of common stock (the “Shares”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”).  The address of the Issuer’s principal executive offices is 5280 Solar Drive, Suite 300, Mississauga, Ontario, L4W 5M8.

Item 2.  Identity and Background

(a)           The name of the filing person is Dr. Stephen N. Joffe.

(b)           The address of Dr. Joffe is 8750 Red Fox Lane, Cincinnati, Ohio   45243.

(c)           Dr. Joffe is currently a private businessman and investor operating his business interests from 8750 Red Fox Lane, Cincinnati, Ohio  45243.

(d)           During the last five years, Dr. Joffe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Dr. Joffe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Dr. Joffe is a citizen of the United States.

Item 4.  Purpose of Transactions.

In the Dutch Auction, Dr. Joffe sold 3,529,264 Shares as described below in Item 5(c).

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)            See Items 11 and 13 on page 2 of this Schedule 13D.  The Percent of Class as set forth in Item 11 on page 2 of this Schedule 13D was calculated based on the number of Shares outstanding as reported by the Issuer on its most recent Quarterly Report on Form 10-Q minus the 20,000,000 Shares that the Issuer reported as having been repurchased in the Dutch Auction.

(b)            See Items 7, 9 and 11 on page 2 of this Schedule 13D.

(c)            In the last sixty (60) days, Dr. Joffe’s sole transaction in the Shares consisted of Shares sold in the Dutch Auction as follows:

Date of Transaction	Purchase or Sale	Number of Shares	Price Per Share
June 29, 2007	Sale	3,529,264	$5.75

 (d)            Not Applicable.

(e)            As a result of the Shares sold by Dr. Joffe in the Dutch Auction, effective as of June 29, 2007 (the date on which Dr. Joffe received funds in exchange for Shares tendered), Dr. Joffe is no longer the beneficial owner of more than 5.0% of the Shares.  Accordingly, this amendment is the final amendment to Schedule 13D and is an exit filing.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007	/s/Stephen N. Joffe
Stephen N. Joffe